Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Jos. A. Bank Clothiers, Inc.:

We consent to the incorporation by reference in the Registration Statements on Form S-8 (File Nos. 333-103962, 333-85426, 333-57492 and 333-20363) of Jos. A. Bank Clothiers, Inc. of our report dated March 25, 2004, except as to the effects of the eighth paragraph of note 1, which is as of April 13, 2005, with respect to the consolidated statements of income, stockholders’ equity and cash flows of Jos. A. Bank Clothiers, Inc. for the year ended January 31, 2004, which report appears in the January 28, 2006, annual report on Form 10-K of Jos. A. Bank Clothiers, Inc.

/s/ KPMG LLP

Baltimore, MD
April 11, 2006